                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*


                               HAYES CORPORATION
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  420762 10 6
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

     SHANE BYRNE, ESQ., 60 S. MARKET STREET, 10TH FLOOR, SAN JOSE, CA 95113
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               DECEMBER 30, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)

CUSIP No.    420762 10 6        SCHEDULE 13D
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                        KAIFA TECHNOLOGY (H.K.) LIMITED
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only


          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                                       00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                                   HONG KONG
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                        3,780,289
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                             0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                       3,780,289
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                      0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                   3,780,289
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                                       6.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                                       CO
          ---------------------------------------------------------------------

                       CUSIP NO. 420762 10 6 SCHEDULE 13D

ITEM 1.

SECURITY AND ISSUER.

     This statement relates to the Common Shares (the "Shares") of Hayes Corporation ("HAYZ") (formerly known as Access Beyond, Inc.), a Delaware corporation. HAYZ's principal executive office is located at 5835 Peachtree Corners East, Norcross, Georgia 30092.

ITEM 2.

IDENTITY AND BACKGROUND

     This statement is filed on behalf of Kaifa Technology (H.K.) Limited, a corporation formed under the laws of Hong Kong ("Kaifa" or the "Reporting Person"). Kaifa is a wholly owned subsidiary of King Right (H.K.) Limited, a corporation formed under the laws of Hong Kong ("King Right"), which in turn is a wholly owned subsidiary of Broadata (H.K.) Limited, a corporation formed under the laws of Hong Kong ("Broadata (H.K.)"), which in turn is a wholly owned subsidiary of Broadata Limited, a corporation organized under the laws of Western Samoa ("Broadata Limited").

     The principal business of Kaifa is the manufacture of Hard Disk Drive Heads. The directors of Kaifa are Siu Yu Chun, a citizen of China and Li Wai King, a citizen of China. The principal officers of Kaifa are Tam Man Chi, President, CEO and Secretary and Siu Yu Chun, Financial Controller. The business address of the officers, directors and control persons of Kaifa is Room 2201, Hong Kong Worsted Mills Industrial Building, 31-39 Wo Tong Tsui Street, Kwai Chung, New Territories, Hong Kong.

     The principal business of King Right is investment holding. The controlling person of King Right is Li Wai King, who owns 98% of King Right on trust for Broadata (H.K.). The directors of King Right are Siu Yu Chun, a citizen of China and Li Wai King, a citizen of China. The Secretary of King Right is Siu Yu Chun. The business address of the officers and directors of King Right is 4A, Miami Mansion, 13 & 15 Cleveland Street, Causeway Bay, Hong Kong.

     The principal business of Broadata (H.K.) is investment holding. The controlling person of Broadata (H.K.) is Broadata Limited, which owns 99% of Broadata (H.K.). The directors of Broadata (H.K.) are Bernard Fung, a citizen of Great Britain, and Tam Man Chi, a citizen of Great Britain. The principal officers of Broadata (H.K.) are Tam Man chi, President and Bernard Fung, Secretary. The business address of the officers and directors of Broadata (H.K.) is Room 2201, Hong Kong Worsted Mills Industrial Building, 31-39 Wo Tong Tsui Street, Kwai Chung, New Territories, Hong Kong.

     The principal business of Broadata Limited is investment holding. The controlling person of Broadata Limited is Tam Man Chi, a citizen of Great Britain, who owns 61.76% of Broadata Limited. The directors of Broadata Limited are Tam Man Chi, a citizen of Great Britain and Bernard Fung, a citizen of Great Britain. The principals of Broadata Limited are Tam Man Chi, President and Westco Secretaries Limited, Secretary. The business address of the officers and directors of Broadata Limited is Level 2, Lotemau Centre, Vaea Street, Apia, Western Samoa.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of the issuer's Common Stock with respect to which this Schedule 13D is being filed were acquired by the Reporting Person via a merger (the "Merger") between a wholly-owned subsidiary of HAYZ and Hayes Microcomputer Products, Inc. ("HMPI"). At the Effective Time of the Merger (a) the issuer became obligated to issue (i) 23,106,433 shares of the issuer's common stock for 4,991,750 shares of HMPI common stock, (ii) 22,681,729 shares of the issuer's common stock for 4,900,000 shares of HMPI Series A Preferred Stock, and (iii) 1,217,930 shares of the issuer's Series A Preferred Stock for 263,112 shares of HMPI Series B Preferred Stock. The shares of HMPI were originally purchased by the Reporting Person using working capital.

At the time of the Merger, the issuer operated under the name of Access Beyond, Inc. ("Access"). Effective December 30, 1997, Access changed its name to Hayes Corporation ("HAYZ").

ITEM 4.

PURPOSE OF TRANSACTION.

The purpose of the transaction was to effect the merger of HMPI with a wholly-owned subsidiary of the issuer on December 30, 1997. Such acquisition was not made with a view to distribution of the shares or with a view toward acquiring control of the issuer. The Reporting Person may sell all or part of such shares or acquire additional securities of the issuer depending on market conditions and other economic factors.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

As of the date hereof, the Reporting Person beneficially owns in the aggregate 3,780,289 Shares. These Shares represent approximately 6.5% of the 58,348,093 Shares believed to be outstanding of which Kaifa has sole voting and dispositive power.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On July 29, 1997, Dennis C. Hayes, the shareholders of HMPI, Ronald A. Howard and the Issuer entered into a shareholders' agreement whereby certain parties to the shareholders' agreement shall control the election of the Issuer's directors and shall control other matters requiring the approval of the Issuer's stockholders.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

(a) Agreement and Plan of Reorganization by and between HMPI and Issuer dated July 29, 1997 (filed as Exhibit 10.1 to the Issuer's Form 8-K filed August 7, 1997, and incorporated herein by reference), as amended by First Amendment thereto dated as of November 7, 1997 (filed as Exhibit 2.2 to the Issuer's Form 8-K filed January 9, 1998, and incorporated by reference), and by Second Amendment thereto dated as of November 21, 1997 (filed as Exhibit 2.3 to the Issuer's Form 8-K filed January 9, 1998, and incorporated herein by reference).

(b) Shareholders' Agreement dated July 29, 1997, by and among Dennis C. Hayes, the shareholders of HMPI, Ronald A. Howard and the Issuer.

                                  SCHEDULE 13D

CUSIP NO. 420762 10 6

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 1998                 KAIFA TECHNOLOGY (H.K.) LIMITED
                                        a corporation organized under the laws
                                        of Hong Kong

                                        By: /s/ Tam Man Chi
                                        Name:   Tam Man Chi
                                        Title:  President

                             SHAREHOLDERS' AGREEMENT

         THIS SHAREHOLDERS' AGREEMENT ("Shareholders' Agreement"), is made as of the 29th day of July, 1997 and is entered into by and among DENNIS C. HAYES, a resident of the State of Georgia (the "Principal Shareholder"), Chestnut Capital Limited Partnership ("Chestnut"), the persons or entities listed on Schedule 1 hereto (the "Investors") (hereinafter the Principal Shareholder and the Investors are sometimes referred to collectively as the "Shareholders" and individually as a "Shareholder"), HAYES MICROCOMPUTER PRODUCTS, INC., a Georgia corporation ("Hayes Microcomputer Products"), ACCESS BEYOND, INC., a Delaware corporation (hereinafter referred to as the "Company") and Ronald A. Howard ("Howard") only for the purposes of Sections 8 and 11 of this Shareholders' Agreement.

                                    RECITALS

         WHEREAS, Hayes Microcomputer Products is a duly organized and existing corporation under the laws of the State of Georgia;

         WHEREAS, the Company is a duly organized and existing corporation under the laws of the State of Delaware;

         WHEREAS, contemporaneously with the execution and delivery of the Hayes Microcomputer Products, Inc. Shareholders' Agreement made as of the 16th day of April, 1996, as amended by that certain Addendum and Amendment made as of April 23, 1997 (the "Hayes Shareholders' Agreement"), the Shareholders (or their successors in interest) acquired and obtained voting control in respect of (A) an aggregate of 4,943,221 shares of the common stock, no par value, of Hayes Microcomputer Products (the "Common Stock"), and (B) an aggregate of 4,900,000 shares of Series A Preferred Stock of Hayes Microcomputer Products (the "Series A Preferred Stock") and 263,113 shares of Series B Preferred Stock of Hayes Microcomputer Products (the "Series B Preferred Stock") which constitute 100% of the issued and outstanding preferred stock of Hayes Microcomputer Products on the date hereof, in each case as set forth with respect to each Shareholder on
Schedule 1 to this Shareholders' Agreement;

         WHEREAS, the Company and Hayes Microcomputer Products have entered into an Agreement and Plan of Reorganization dated as of the 29th day of July, 1997 (the "Merger Agreement"), pursuant to and subject to the terms and conditions of which a wholly-owned subsidiary of the Company will merge with and into Hayes Microcomputer Products in a reverse triangular merger (the "Merger"), with Hayes Microcomputer Products to be the surviving corporation of the Merger;

         WHEREAS, upon the effectiveness of the Merger, all the outstanding capital stock of Hayes will be converted into capital stock of the Company in the manner and on the basis determined in the Merger Agreement and the Company will change its name to Hayes Communications, Inc.; and

         WHEREAS, the Shareholders wish to enter into this Shareholders' Agreement pursuant to Section 14-2-731 of the Georgia Business Corporation Code and Section 218(c) of the Delaware General Corporation Law for the purposes of defining their respective rights and obligations with respect to the Stock (as hereinafter defined) and making provision with respect to the termination of the Hayes Shareholders' Agreement and for the regulation of the Company's affairs subsequent to the consummation of the Merger;

         NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by all parties, it is agreed as follows:

1. DEFINITIONS.

         1.1. DEFINITIONS. As used in this Shareholders' Agreement, the following terms shall have the following meanings:

         (a) "Balance" shall have the meaning ascribed to that term in Section
4.4 of this Shareholders' Agreement.

         (b) "Board of Directors" shall mean the board of directors of the Company, as constituted from time to time.

         (c) "Chairman" shall mean the individual appointed as the Chairman of the Board of Directors of the Company from time to time by the Board of Directors.

         (d) "Closing" shall mean the closing of the transactions contemplated by the Merger Agreement and shall have the same meaning as the phrase "the Closing" used in the Merger Agreement.

         (e) "Common Stock" shall mean the $0.01 par value per share voting common stock of the Company.

         (f) "Director" shall mean a Person who is at the time in question a member of the Board of Directors.

         (g) "Effective Date" shall have the meaning ascribed to that term in
Section 2 of this Shareholders' Agreement.

         (h) "Employee Plan" shall mean Hayes Microcomputer Products' Profit Sharing, Savings and Stock Plan or any successor plan pursuant to the Merger.

         (i) "Exercise Notice" shall mean written notice, which shall be irrevocable, by or on behalf of any Shareholder or the Company, as applicable, entitled to exercise an option or election to purchase all or any Offered Shares pursuant to Article 4 hereof given to any Transferor or selling Shareholder, or its representative, within the acceptance period, specifying a date for the closing of the purchase, if applicable, which closing date shall conform to the applicable requirements of Article 4 and such notice shall specify the number of Offered Shares which the purchasing Shareholder or the Company, as the case may be, elects to purchase.

         (j) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

         (k) "Expiration Date" shall have the meaning ascribed to that term in
Section 4.2 of this Shareholders' Agreement.

         (l) "Holder" shall mean any Person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with
Section 7.10 of this Shareholders' Agreement.

         (m) "Initiating Holders" shall have the meaning ascribed to that term in Section 7.1 of this Shareholders' Agreement.

         (n) "Investors" shall mean those persons or entities set forth on
Schedule 1 hereto, who are sometimes individually referred to herein as an "Investor."

         (o) "Non-Offering Shareholders" shall have the meaning ascribed to that term in Section 4.2 of this Shareholders' Agreement.

         (p) "Offer" shall have the meaning ascribed to that term in Section 4.1 of this Shareholders' Agreement.

         (q) "Offered Shares" shall mean any and all Preferred Shares required or desired to be offered for sale by a Shareholder to any other Shareholder or Shareholders or the Company pursuant to the terms of this Shareholders' Agreement.

         (r) "Offer Date" shall have the meaning ascribed to that term in
Section 4.2 of the Shareholders' Agreement.

         (s) The phrase "owned or controlled" (or corollary phrases) when used in this Shareholders' Agreement to describe a Person's rights with respect to shares of Stock shall mean that such Person has voting control over such shares, provided that shares of Stock held in the Employee Plan shall not be deemed to be "owned or controlled" by the trustee of the Employee Plan at any time when the Principal Shareholder is such trustee.

         (t) "Person" shall mean any natural person, corporation, partnership, venture, joint venture, association, or other entity whatsoever.

         (u) "Preferred Shares" shall mean the issued and outstanding shares of Series A Preferred Stock of the Company.

         (v) "President and CEO" shall be the individual appointed to be the President and Chief Executive Officer of the Company from time to time by the Board of Directors.

         (w) "Proportion" shall mean, with respect to any Shareholder entitled to purchase Offered Shares, the proportion of the total number of such Offered Shares which the total number of shares of Stock owned by each Shareholder (or by the Principal Shareholder and his Permitted Transferees) entitled to purchase Offered Shares bears to the total number of shares of Stock owned by all Shareholders (or by the Principal Shareholder and his Permitted Transferees) entitled to purchase Offered Shares.

         (x) "Register," "registered," and "registration" shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

         (y) "Registrable Securities" means the Stock.

         (z) "Registrable Securities then outstanding" shall (i) mean the number of shares of Common Stock outstanding which are Registrable Securities and the number of shares of Common Stock issuable pursuant to the exercise of warrants, options or other rights which are Registrable Securities and (ii) the number of shares of Common Stock issuable upon the conversion of convertible securities which are exercisable for or convertible into Registrable Securities.

         (aa) "Merger Agreement" shall have the meaning ascribed to that term in the Recitals to this Shareholders' Agreement.

         (bb) "Rinzai" shall mean Rinzai Limited, a Hong Kong company.

         (cc) "SEC" shall mean the Securities and Exchange Commission.

         (dd) "Securities Act" shall mean the Securities Act of 1933, as amended.

         (ee) "Stock" shall mean (1) the Common Stock issuable or issued upon conversion of the Hayes Microcomputer Products capital stock in accordance with the terms of the Merger Agreement; (2) the Common Stock issuable or issued upon conversion of the Preferred Shares; and (3) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such securities, excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which its registration rights are not assigned.

         (ff) "Terms" shall have the meaning ascribed to that term in Section
4.3 of this Shareholders' Agreement.

         (gg) "Transfer" shall have the meaning ascribed to that term in Section
2.1 of this Shareholders' Agreement.

         (hh) "Transferor" shall have the meaning ascribed to that term in
Section 4.1 of this Shareholders' Agreement.

         (ii) "Violation" shall have the meaning ascribed to that term in
Section 7.7 of this Shareholders' Agreement.

2. EFFECTIVE DATE.

         This Amendment shall be effective as of the Closing of the Merger (the "Effective Date") and shall continue in full force and effect until terminated in accordance with Section 9 of this Shareholders' Agreement, whereupon the Company shall become a party hereto.

3. TERMINATION OF HAYES SHAREHOLDERS' AGREEMENT, ANTI-DILUTION WARRANT AND VOTING TRUST AGREEMENT.

         3.1. TERMINATION OF HAYES SHAREHOLDERS' AGREEMENT. The Shareholders agree that, effective as of the Effective Date, the Hayes Shareholders' Agreement shall be terminated and all of the respective rights and obligations of the Shareholders under the Hayes Shareholders' Agreement shall be of no further force or effect.

         3.2. TERMINATION OF ANTI-DILUTION WARRANT. Rinzai hereby agrees that its rights under that Warrant (No. 1) to Purchase Common Stock dated April 16, 1996 issued by Hayes to Rinzai will terminate on the Effective Date.

         3.3. TERMINATION OF VOTING TRUST AGREEMENT. The Shareholders agree that, effective as of the Effective Date, the Voting Trust Agreement shall be terminated and all of the respective rights and obligations of any of the Shareholders under the Voting Trust Agreement shall be of no further force or effect.

4. REQUIRED OFFER PRIOR TO SALE AND OTHER RESTRICTIONS.

         4.1. REQUIRED OFFER PRIOR TO SALE. No Shareholder may sell, give, bequeath, pledge, assign, transfer or encumber in any manner whatsoever (all such dispositions being hereinafter referred to as a "transfer" or "disposition" and shall be deemed included in the verb "to dispose") any Preferred Shares to any Person unless the Shareholder seeking to make the transfer (the "Transferor") shall first have made the written offer to sell described in
Section 4.2 below (the "Offer") and that Offer has not been accepted pursuant to the terms of this Shareholders' Agreement.

         4.2. OFFER BY TRANSFEROR. The Offer referred to in Section 4.1 shall be given by the Transferor to the Company and to each of the other Shareholders (herein the "Non-Offering Shareholders") and shall consist of a written Offer to sell all the Offered Shares which the Transferor then intends to dispose of, to which Offer shall be attached a statement of intention to dispose of the Offered Shares pursuant to a bona fide offer from a prospective purchaser or purchasers (the "Transferee"), a description of the contemplated disposition, the name and address of each bona fide Transferee, the number of Preferred Shares involved in and other terms (the "Terms") of the proposed disposition. The Terms shall include, without limitation, the purchase price per Offered Share offered by each Transferee and the manner in which such purchase price shall be paid to the Transferor. Such Offer shall be signed by the Transferor and shall remain irrevocable until the earlier of (a) the time at which all of the Offered Shares are accepted by the Company or the Non-Offering Shareholders, as provided in Sections 4.3 and 4.4 or (b) one hundred twenty (120) days after the "Offer Date," which date shall be the date on which a notice is given to the Company and such Non-Offering Shareholders in accordance with the terms of Section 12.1 of this Shareholders' Agreement. The date on which the Offer becomes revocable is referred to herein as the "Expiration Date."

         4.3. ACCEPTANCE OF OFFER BY THE COMPANY. The Company may, at its option exercised within sixty (60) days after the Offer Date, elect to purchase all or any portion of the Offered Shares on the Terms (with the designees of the selling Shareholder abstaining on any vote of the Board of Directors of the Company with respect to such purchase). If and to the extent the Company does not accept the Offer in accordance with this Section 4.3 with respect to all of the Offered Shares, the Offered Shares may be disposed of in accordance with
Section 4.4. The Company shall exercise its option under this Section 4.3 by giving an Exercise Notice. The Exercise Notice shall be in accordance with the Terms. Any purchase by the Company of one hundred percent (100%) of the Offered Shares shall be completed not later than ninety (90) days after the Offer Date (subject to any extension of time required to permit necessary governmental or regulatory filings, notices or approvals).

         4.4. ACCEPTANCE OF OFFER BY SHAREHOLDERS. If and to the extent the Company does not accept the Offer with respect to all of the Offered Shares in accordance with the provisions of Section 4.3, the remaining Offered Shares shall be deemed to be offered to the Non-Offering Shareholders and each Non-Offering Shareholder may, at its option exercised within ten (10) days after
(i) the last day of the exercise period pursuant to Section 4.3 or, if earlier
(ii) the date on which the Company notifies the Shareholders of its election to purchase less than all (or none) of the Offered Shares, elect to purchase not more than its Proportion of the remaining Offered Shares. Each Non-Offering Shareholder who exercises its option to purchase its Proportion of the Offered Shares shall do so by giving an Exercise Notice. In the event that any such Non-Offering Shareholder gives an Exercise Notice covering less than its Proportion of the Offered Shares available to be purchased by Non-Offering Shareholders (such shares not covered by Exercise Notices being referred to as the "Balance"), each of the Non-Offering Shareholders that timely delivered an Exercise Notice covering its full Proportion of the Offered Shares available to be purchased by Non-Offering Shareholders, may, by a second Exercise Notice delivered within ten (10) days after the expiration of the first ten (10) day period referred to above, elect to purchase up to that number of Offered Shares that is equal to the product of the Balance multiplied by a fraction, the numerator of which shall be such Non-Offering Shareholder's Proportion of the number of Offered Shares first made available for purchase by Non-Offering Shareholders pursuant to this Section 4.4, and the denominator of which shall be the total number of such Offered Shares covered by the first Exercise Notices timely delivered by all Non-Offering Shareholders which purchased their respective full Proportions. If, after the expiration of the second ten (10) day period any Offered Shares remain available to be purchased, any Non-Offering Shareholder which has timely delivered Exercise Notices covering the maximum number of Offered Shares available to it, may notify the Company, within five
(5) days after the expiration of such second ten (10) day period of its desire to purchase additional Offered Shares, specifying the maximum number of such Offered Shares it is willing to purchase. If more than one such notice is received by the Company, the number of additional Offered Shares shall be allocated to the Non-Offering Shareholders delivering such notices in the same proportion as their respective offers bear to the total number of Offered Shares available in the third and final round.

         4.5. PURCHASES BY COMPANY AND SHAREHOLDERS. If the Company and the Non-Offering Shareholders together, or the Non-Offering Shareholders (or any of them) alone, elect to purchase 100% of the Offered Shares, the sale and purchase of such shares shall be completed not later than one hundred and five (105) days after the Offer Date (subject to any extension of time required to permit necessary governmental or regulatory filings, notices or approvals). The Transferor shall not be obligated to sell any Offered Shares to the Company or to any Non-Offering Shareholder unless the Company and/or the Non-Offering Shareholders have agreed to purchase, and purchase, 100% of the Offered Shares. "Completion" of any sale pursuant to this Article 4 shall mean, at a minimum, delivery by the selling Shareholder to each purchaser of certificate(s) representing the number of Preferred Shares to be sold, in form for transfer by delivery, and payment by each purchaser of the purchase price therefor in accordance with the Terms, or as may otherwise be agreed by the parties.

5. SALE OF OFFERED SHARES TO TRANSFEREE.

         If the Non-Offering Shareholders and the Company do not elect to purchase all of the Offered Shares in accordance with the terms of Sections 4.3 and 4.4 the Transferor shall not be obligated to sell any of the Offered Shares to the Non-Offering Shareholders or the Company and shall be entitled to dispose of all of the Offered Shares to the Transferee on the Terms, provided that such disposition is consummated within one hundred fifty (150) days (subject to any extension of time required to permit necessary governmental or regulatory filings, notices or approvals) after the Offer Date and the Transferee executes a counterpart of this Shareholders' Agreement and agrees to remain bound by all terms of this Shareholders' Agreement. Any proposed transfer on terms and conditions other than the Terms, as well as any subsequent proposed transfer of Preferred Shares by such Shareholder, shall again be subject to the rights of the Company and the Non-Offering Shareholders and shall require compliance by Transferor with the procedures described in Article 4.

6. EFFECTS OF NON-PARTICIPATION.

         The exercise or non-exercise of the rights of any Shareholder or the Company under Article 4 to participate in one or more sales of shares of Stock made by the Company or any Shareholder shall not adversely affect such Shareholder's or the Company's right, as applicable, to participate in subsequent sales of shares of Stock subject to Article 4.

7. REGISTRATION RIGHTS.

         7.1. COMPANY REGISTRATION. If at any time after the date of this Shareholders' Agreement the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock plan, or a registration relating to shares to be issued in connection with the acquisition of another company, or a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder made within thirty (30) days after the Company shall have given such notice in accordance with Section
12.1 hereof, the Company shall, subject to the provisions of Section 7.5, use all reasonable efforts to cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered.

         7.2. OBLIGATIONS OF THE COMPANY. Whenever required under this Article 7 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

              (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use all reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for up to one hundred twenty (120) days;

              (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

              (c) Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

              (d) Use all reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions; and

              (e) Enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

         7.3. FURNISH INFORMATION. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Article 7 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be reasonably and customarily required to effect the registration of the Registrable Securities.

         7.4. EXPENSES OF COMPANY REGISTRATION. The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to the registrations pursuant to Section 7.1 for each Holder (which right may be assigned as provided in Section 7.10), including (without limitation) all registration, filing and qualification fees, printers' and accounting fees relating or apportionable thereto and the reasonable fees and disbursements (not to exceed US $50,000) of one counsel for the selling Holders selected by them, but excluding underwriting discounts and commissions relating to Registrable Securities.

         7.5. UNDERWRITING REQUIREMENTS. In connection with any offering involving an underwriting of shares being issued by the Company, the Company shall not be required under Section 7.1 to include any of the Holders' securities in such underwriting unless such Holder accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by the Company, and then only in such quantity as will not, in the opinion of the underwriters, jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in an offering exceeds the amount of securities to be sold other than by the Company that the underwriters reasonably believe compatible with the success of the offering, then the Company shall be required to include in the offering only that number of Registrable Securities which the underwriters believe will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities requested to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders).

         If any Person does not agree to the terms of any such underwriting, it shall be excluded therefrom by written notice from the Company or the underwriter. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from such registration. If shares are so withdrawn from the registration, the Company shall then offer to all Persons who have retained the right to include securities in the registration the right to include additional securities in the registration in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated among the Persons requesting additional inclusion pro rata according to the total amount of securities requested to be included in such registration owned by each such Person or in such other proportions as shall be mutually agreed by such selling shareholders.

         For purposes of the immediately preceding paragraph concerning apportionment, for any selling shareholder which is a holder of Registrable Securities and which is a partnership or corporation, the partners, retired partners and shareholders of such Holder, or the estates and family members of any such partners and retired partners, and any trusts for the benefit of any of the foregoing Persons shall be deemed to be a single "selling shareholder," and any pro rata reduction with respect to such "selling shareholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling shareholder," as defined in this sentence.

         7.6. DELAY OF REGISTRATION. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Article 7.

         7.7. INDEMNIFICATION. In the event any Registrable Securities are included in a registration statement under this Article 7:

              (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the officers, directors, partners, employees and legal counsel of each Holder, and each Person, if any, who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or any other federal or state law, rule or regulation insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading in light of the circumstances in which they were made, or
(iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law; and the Company will reimburse each such Holder, officer, director, partner, employee, legal counsel, underwriter or controlling Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action or enforcing these indemnification provisions, as such expenses are incurred; provided, however, that the indemnity agreement contained in this subsection 7.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder.

              (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors and officers, its legal counsel, each Person, if any, who controls the Company within the meaning of the Securities Act, and any other Holder selling securities in such registration statement or any of such other Holder's directors, officers, employees, legal counsel or any Person who controls such Holder, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, employee, legal counsel, or controlling Person, or other such Holder or director, officer, employee, legal counsel or controlling Person of such other Holder may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, employee, legal counsel, controlling Person, other Holder, or officer, director, employee, legal counsel, or controlling Person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability, or action or enforcing these indemnification provisions, as such expenses are incurred; provided, however, that the indemnity agreement contained in this subsection 7.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the indemnifying Holder.

              (c) Promptly after receipt by an indemnified party under this
Section 7.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 7.7, give to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel at its own expense if it so desires. Notwithstanding the foregoing, if the indemnified party and the indemnifying party have conflicting interests with respect to the action so that joint counsel for them would be inappropriate (as determined by counsel to the indemnified party and counsel to the indemnifying party), then the indemnifying party shall pay reasonable fees and expenses of one counsel to the indemnified party. Each indemnified party shall give reasonably prompt notice to each indemnifying party or parties of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but the failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, shall not relieve such indemnifying party of any liability to the indemnified party under this Section 7.7, unless the indemnifying party is materially prejudiced by such failure to give notice.

              (d) If the indemnification provided for in this Section 7.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party or insufficient to hold harmless an indemnified party under subsection
(a), (b), or (c) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a), (b), or (c) above, in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the action, statement or omission that resulted in such claims, as well as other equitable considerations. The relative fault shall be determined with reference to, among other things, whether the untrue statement or alleged omission to state a material fact relates to information supplied by the indemnifying party or such indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing provisions of this
Section 7.7, a Holder of Registrable Securities shall not, as an indemnifying party, be required to contribute any amount in excess of (x) the amount by which the total price at which the Registrable Securities sold by such indemnifying party were offered to the public exceeds (y) the amount of any damages which such indemnifying party has otherwise been required to pay by reason of such action, untrue or alleged untrue statement or omission or alleged omission.

The Company and each Holder of Registrable Securities agrees that it would not be just and equitable if contribution pursuant to this Section 7.7(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this
Section 7.7(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities referred to above in this Section 7.7(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigation or defense of any such action or claim which is the subject of this subsection (d) or enforcement of these contribution provisions.

              (e) The obligations of the Company and Holders under this Section
7.7 shall survive the completion of any offering of Registrable Securities in a registration statement under this Article 7, and otherwise.

         7.8. REPORTS UNDER SECURITIES EXCHANGE ACT. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company agrees to:

              (a) make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times;

              (b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

              (c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144, the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), and (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company.

         7.9. FORM S-3 REGISTRATION. In case the Company shall receive at any time after ninety (90) days from the Closing Date written request or requests from a Holder that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

              (a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

              (b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request made within thirty
(30) days after the Company shall have given such notice pursuant to Section
12.1 hereof;

provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 7.9 (i) if Form S-3 is not available for such offering by the Holders; (ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than Five Million Dollars (US $5,000,000); (iii) if the Company shall furnish to the Holders a certificate signed by the CEO stating that in the good faith judgment of the Board of Directors it would be seriously detrimental to the Company and its stockholders for such Form S-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 Registration Statement for a period of not more than one hundred eighty (180) days after receipt of the request of the Holder or Holders under this Section 7.9; provided, however, that the Company shall not utilize this right more than once in any 12 month period; (iv) if the Company within the nine month period preceding the date of such request, already has effected one registration on Form S-3 for the Holders pursuant to this Section 7.9 or within the 48 month period preceding the date of such request already has effected five such registrations and other similar provisions granting rights to the registration on Form S-3; or (v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

         Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered (including securities which the Company wishes to issue), as soon as practicable after receipt of the request or requests of the Holders. All expenses, other than underwriting discounts and commissions, incurred in connection with the registrations pursuant to this Section 7.9, including (without limitation) all other registration, filing, qualification, printer's and accounting fees shall be borne by the Company.

         7.10. ASSIGNMENT OF REGISTRATION RIGHTS. The rights to cause the Company to register Registrable Securities pursuant to this Article 7 may be assigned by a Holder to a transferee or assignee who has lawfully received the shares in a private sale in accordance with all applicable laws and regulations and with respect to Registrable Securities, the terms of this Shareholders' Agreement; provided, however, in each case, the Company is, within a reasonable period of time after such transfer, given written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and provided, further, that such assignment shall be effective only if (i) immediately following such transfer the further disposition of any such securities by the transferee or assignee is restricted under the Securities Act and (ii) the transferee agrees to be bound by the terms of this Article 7.

         7.11. AMENDMENT OF REGISTRATION RIGHTS. Any provision of this Article 7 may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of at least seventy percent (70 %) of the Registrable Securities. Any amendment or waiver effected in accordance therewith shall be binding upon each holder of any securities purchased under this Shareholders' Agreement at the time outstanding (including securities into which such securities are convertible), each future holder of all such securities, and the

Company; provided, however, that no such amendment or the waiver of the observance of any provisions of this Article 7 that adversely affect the rights of Vulcan Ventures Incorporated may occur without Vulcan Ventures Incorporated's consent.

         7.12. TERMINATION OF REGISTRATION RIGHTS. The Company's obligations pursuant to this Article 7 shall terminate with respect to each Holder upon the earlier to occur of (i) five (5) years after the Closing Date or (ii) such time as such Holder may sell all of its Registrable Securities pursuant to Rule 144 of the Securities Act without being subject to the volume limitations of Rule 144.

8. DIRECTORS.

         8.1. ELECTION OF DIRECTORS. The Principal Shareholder, Chestnut, Rinzai and Howard agree to vote their shares of Stock (or in the case of Howard all shares of the Company held beneficially or of record by him) for the election of directors as hereinafter set forth. Subject to the provisions of Section 8.2 of this Shareholders' Agreement, each of the Principal Shareholder, Chestnut, Rinzai and Howard shall vote (or cause to be voted) all of the shares of Stock owned or controlled by him or it (or in the case of Howard all shares of the Company held beneficially or of record by him) so as to provide for the election to the Board of Directors, at any annual or special meeting called for such purpose, of

                  8.1.1. With respect the Class I Directors as defined in the Amended and Restated Certificate of Incorporation of the Company: (i) one (1) individual designated by Rinzai and (ii) one (1) individual to be approved by both the Principal Shareholder and Rinzai in writing in their respective sole and absolute discretion;

                  8.1.2. With respect to the Class II Directors as defined in the Amended and Restated Certificate of Incorporation of the Company: two (2) individuals to be approved by both the Principal Shareholder and Rinzai in writing in their respective sole and absolute discretion;

                  8.1.3. With respect to the Class III Directors as defined in the Amended and Restated Certificate of Incorporation of the Company:
         (i) one (1) individual to be approved by both the Principal Shareholder and Rinzai in writing in their respective sole and absolute discretion;
         (ii) Howard; and (iii) the Principal Shareholder; and

                  8.1.4. In the event that the number of directors making up any of the aforesaid Class I, II or III is increased the individuals who make up the such additional members of the Board of Directors shall be approved by both the Principal Shareholder and Rinzai in writing in their respective sole and absolute discretion;

         provided, however, that in the event that both the Principal Shareholder and Rinzai have not approved one or more of the individuals as contemplated by this Sections 8.1. not less than seventy five (75) days prior to each annual general meeting of the Company, then Rinzai shall within ten (10) days thereafter propose two (2) individuals (each of whom may not be, nor have been, an affiliate of either the Company, Rinzai or the Principal Shareholder) in respect of each such vacant position and the individual chosen by the Principal Shareholder (such choice to be made within five (5) days of receipt of such proposal) from Rinzai's nominations shall be deemed to have been approved by both the Principal Shareholder and Rinzai for the purposes of this Section 8.1.

         8.2. TERMINATION OF PROVISIONS UNDER CERTAIN CIRCUMSTANCES.

              If at any time the number of shares of Stock owned or controlled by any of the Principal Shareholder and Chestnut, or Rinzai (or by any transferee of any thereof who is entitled, pursuant to the provisions of Section 8.1, to designate Directors) shall be less than ten percent (10%) of the then issued and outstanding shares of capital stock of the Company by reason of any sale or other disposition made by either (i) the Principal Shareholder and Chestnut or (ii) Rinzai, as applicable, this Article 8 shall terminate and be of no further force and effect. This Agreement shall terminate as to Howard, and Howard shall have no further rights or obligations hereunder, at such time as Howard ceases to be Vice Chairman and Executive Vice President of the Company.

9. TERMINATION.

         This Shareholders' Agreement shall continue until the first to occur of
(a) the tenth (10th) anniversary of this Shareholders' Agreement or (b) the termination of all the rights of each Shareholder under this Shareholders' Agreement pursuant to the terms hereof; provided, however, that if at any time prior to the Effective Date, the Merger Agreement terminates in accordance with its terms, this Shareholders' Agreement shall terminate concurrently with the Merger Agreement.

10. RELEASE OF GUARANTEES.

         Hayes Microcomputer Products (the "Releasors") hereby release and forever discharge ACMA Limited (in respect of its guarantee of the obligations, covenants and agreements of Rinzai), Wong's International (Holdings) Limited (in respect of its guarantee of the obligations, covenants and agreements of Rolling Profit Holdings, Ltd.), G.K. Goh Holdings Limited (in respect of its guarantee of Saliendra Pte Ltd.), Guthrie GTS Limited (in respect of its guarantee of the obligations, covenants and agreement of Lao Hotel (H.K.) Limited) and their respective stockholders, predecessors, assigns, successors, subsidiaries, directors, officers, employees, agents, representatives, attorneys and persons acting on its behalf (the "Releasees") from any and all manner of actions, claims, lawsuits, liabilities and damages based on or otherwise relating to Releasors' rights or obligations with respect to their respective shareholders or any third party arising from or otherwise relating to the Shareholders' Agreement. This Release is intended to release any and all matters known, unknown, suspected, unsuspected or hereafter discovered or ascertained with respect to the subject matter thereof. Releasors warrant and represent to Releasees that they have not assigned, conveyed or transferred any of the claims or possible claims against Releasees (or any interest therein) which are released or referred to herein and that the Release herein is what Releasors purport it to be. This Release is binding upon, and shall inure to the benefit of, each of the parties and their respective officers, directors, investors, agents, representatives, partners, predecessors, successors and assigns. The parties hereto agree that ACMA Limited, Wong's International (Holdings) Limited, G.K. Goh Holdings, and Guthrie GTS Limited are express third party beneficiaries of this Section 10.

11. SPECIFIC PERFORMANCE.

         The Shareholders, the Company and Howard acknowledge and agree that the recovery of money damages will not constitute an adequate remedy for breach of the provisions of this Shareholders' Agreement. Accordingly, the parties agree that the provisions of this Shareholders' Agreement may be specifically enforced against them and transferees of securities of the Company which are subject to this Shareholders' Agreement (in addition to any other remedies available for breach of this Shareholders' Agreement), and the parties (for themselves and, in the case of the Shareholders, transferees of their securities of the Company), hereby waive the defense in any equitable proceeding that there is an adequate remedy at law for any such breach.

12. MISCELLANEOUS.

         12.1. NOTICES. All notices, approvals, consents, requests and other communications that any party is required or elects to give hereunder shall be in writing and shall be deemed to have been given (a) upon personal delivery thereof, including by appropriate international courier (e.g. Fedex or DHL) service, five (5) days after delivery to the courier or, if earlier, upon delivery against a signed receipt therefor or (b) upon transmission by facsimile or telecopier, which transmission is confirmed, in either case addressed to the party to be notified at the address set forth below or at such other address as such party shall have notified the other parties hereto, by notice given in conformity with this Section 12.1:

The Company:                                  Hayes Communications, Inc.
                                              5835 Peachtree Corners East
                                              Norcross, Georgia  30092
                                              Attention:  Mr. Dennis C. Hayes
                                              Telecopy:  (770) 840-6830

with a required copy to:                      G. Donald Johnson
                                              Womble Carlyle Sandridge & Rice
                                              1275 Peachtree Street, N.E.,
                                              Suite 700
                                              Atlanta, Georgia  30309
                                              Telecopy:  (404) 888-7490
Howard                                        Ronald Howard
                                              c/o Access Beyond
                                              1300 Quince Boulevard
                                              Gaithersburg, Maryland 20878

Kaifa:                                         Kaifa Technology (H.K.) Limited
                                               2201 Hong Kong Worsted Mills
                                               Industrial Building
                                               31-39 Wo Tong Tsui Street
                                               Kwai Chung, New Territories
                                               Hong Kong
                                               Attention: Mr. Tam Man Chi,
                                               President
                                               Telecopy: (852) 2480-4723

with a required copy to:                       Vivien Chan & Company
                                               15/F, One Exchange Square
                                               8 Connaught Place
                                               Central
                                               Hong Kong
                                               Attention: Mr. George Riberio
                                               Telecopy: (852) 2845-9160

RPH:                                           Rolling Profit Holdings Limited
                                               Arion Commercial Center
                                               Third Floor, Room 304
                                               2-12 Queen's Road West
                                               Hong Kong
                                               Attention: President
                                               Telecopy: (852) 2854-0438

with a required copy in either case to:        Farrand, Cooper & Bruiniers
                                               235 Montgomery, Suite 1035
                                               San Francisco, California  94104
                                               Attention: Wayne Cooper, Esq.
                                               Telecopy: (415) 677-2950

Rinzai:                                        Rinzai Limited
                                               c/o Acma Limited
                                               17 Jurong Port Road
                                               Singapore 2661
                                               Attention:  President
                                               Telecopy: 011 65 264-0125

Lao Hotel:                                     Lao Hotel (H.K.) Limited
                                               c/o Guthrie GTS Limited
                                               115 Amoy Street # 02-00
                                               Singapore  059935
                                               Attention: Mr. Arthur Tan


                                      -17

                                       Telecopy: 011 65 224-9211

Saliendra Pte:                         Saliendra Pte Ltd.
                                       c/o GK Goh Holdings Limited
                                       50 Raffles Place
                                       #33-00 Shell Tower
                                       Singapore  048623
                                       Attention: Mr. Lee Teong Sang
                                       Telecopy: 011 65 538-6189

S.P. Quek Investments:                 S.P. Quek Investments Pte Ltd.
                                       c/o Acma Limited
                                       17 Jurong Port Road
                                       Singapore  619092
                                       Attention: President
                                       Telecopy: 011 65 224-9933

with a required copy in the case of any notice to Rinzai, Lao Hotel (H.K.) Limited, Saliendra Pte Ltd., or S.P. Quek Investments Pte Ltd. to:

                                       Jackson Tufts Cole & Black, LLP
                                       60 South Market Street, 10th Floor
                                       San Jose, California 95113
                                       Attention: Richard Scudellari, Esq.
                                       Telecopy: (408) 998-4889

Principal Shareholder or Chestnut:     Dennis Hayes:  Dennis C. Hayes
                                       5835 Peachtree Corners East
                                       Norcross, Georgia 30092
                                       Attention: Mr. Dennis C. Hayes
                                       Telecopy: (770) 840-6830


         12.2. GOVERNING LAW. This Shareholders' Agreement shall be governed by and construed under the laws of the State of Delaware without reference to its conflicts of law principles. Any action brought hereunder shall be heard by a court sitting in Fulton County, Georgia.

         12.3. COUNTERPARTS. This Shareholders' Agreement may be executed in one or more counterparts, including counterparts transmitted by telecopier or telefax, all of which shall be considered one and the same agreement. Facsimile copies with signatures of the parties to this Shareholders' Agreement, or their duly authorized representatives, shall be legally binding and enforceable. All such facsimile copies are declared as originals and accordingly admissible in any jurisdiction or tribunal having jurisdiction over any matter relating to this Shareholders' Agreement.

         12.4. TITLES AND SUBTITLES. The titles and subtitles used in this Shareholders' Agreement are used for convenience only and are not to be considered in construing or interpreting this Shareholders' Agreement.

         12.5. AMENDMENTS AND WAIVERS. Except as expressly provided in Section
7.11 hereof, no amendment to this Shareholders' Agreement shall be effective unless it is in writing and is signed by all the parties hereto, and no waiver of any provision of this Shareholders' Agreement or consent to any departure by any party from the terms hereof, shall in any event be effective unless in writing and signed by the party or parties against whom such waiver or consent is asserted and then such waiver or consent shall be effective only in the specific instance and for the specific purpose recited therein.

         12.6. SEVERABILITY. If one or more provisions of this Shareholders' Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Shareholders' Agreement and the balance of this Shareholders' Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

         12.7. ENTIRE AGREEMENT. This Shareholders' Agreement, the Merger Agreement and the other documents and agreements delivered pursuant hereto and thereto constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof and supersedes any prior agreements (including any memorandum of understanding or letters of intent) between the parties regarding the subject matter hereof.

         12.8. EXECUTION OF CERTAIN OTHER AGREEMENTS. The Shareholders and Hayes Microcomputer Products hereby acknowledge that neither the execution by any of them of any Voting Agreement (and related Proxy), Affiliate Agreement, Market Standoff, Pledge Agreement or other similar agreement contemplated by the Merger Agreement or otherwise entered into in connection with the Merger Agreement nor the consummation of any of the actions or transaction contemplated thereby shall constitute a breach of the Hayes' Shareholders Agreement.

         IN WITNESS WHEREOF, the parties hereto have set forth their hand and seal effect as of the date first above written.

                                             SHAREHOLDERS:
/s/ Catherine R. Edwards
Witness
                                             /s/ Dennis C. Hayes
                                             Dennis C. Hayes


                                             RINZAI LIMITED

                                             By: /s/ Chou Kong Seng
                                             Name: Chou Kong Seng
                                             Title: Authorized Representative


                                             KAIFA TECHNOLOGY (H.K.) LIMITED

                                             By: /s/ Tam Man Chi
                                             Name: Tam Man Chi
                                             Title: President


                                             ROLLING PROFIT HOLDINGS LIMITED

                                             By: /s/ Paulus Chan
                                             Name: Paulus Chan
                                             Title: Director

                                             LAO HOTEL (H.K.) LIMITED

                                             By: /s/ Harry Ong Kim Seng
                                             Name: Harry Ong Kim Seng
                                             Title: Director

                                             SALIENDRA PTE LTD.

                                             By:  /s/ Lee Teong Sang
                                             Name: Lee Teong Sang
                                             Title: Director

                                              S.P. QUEK INVESTMENTS PTE LTD.

                                              By: /s/ Sim Pin Quek
                                              Name: Sim Pin Quek
                                              Title: Director


                                              VULCAN VENTURES INCORPORATED

                                              By: /s/ William D. Savoy
                                              Name: William D. Savoy
                                              Title: Vice President


                                              CHESTNUT

                                              CHESTNUT CAPITAL LIMITED
                                              PARTNERSHIP


                                              By: /s/ Dennis C. Hayes
                                              Name: Dennis C. Hayes
                                              Title: General Partner


                                              "HOWARD"

                                              RONALD A. HOWARD
                                              Only for the purposes of Sections
                                              8 and 11 of this Shareholders'
                                              Agreement

                                              /s/ Ronald A. Howard


                                              "COMPANY"

[CORPORATE SEAL]                               ACCESS BEYOND, INC.



                                               By: /s/ Ronald A. Howard
                                               Name: Ronald A. Howard
                                               Title: President and Chief
                                               Executive Officer

ATTEST:
By:______________________

      Secretary
   [CORPORATE SEAL]                           HAYES MICROCOMPUTER PRODUCTS, INC.

                                              By: /s/ Dennis C. Hayes
                                                  Name: Dennis C. Hayes
                                                  Title: President
ATTEST:


By: __________________________________
       Secretary

                                   SCHEDULE 1

                              List of Shareholders




Shareholder Name                           Class of Shares                 Number of Shares in Hayes
                                                                           Microcomputer Products, Inc.
Chestnut Capital Limited Partnership       Common Stock                    4,400,000

Dennis C. Hayes                            Common Stock                      543,221

Rinzai Limited                             Series A Preferred Shares       2,817,500

Kaifa Technology                           Series A Preferred Shares         816,667
(H.K.) Limited

Rolling Profit Holdings Limited            Series A Preferred Shares         408,333

Lao Hotel (H.K.) Limited                   Series A Preferred Shares         367,500

Saliendra Pte Ltd.                         Series A Preferred Shares         245,000

S.P. Quek Investments                      Series A Preferred Shares         245,000

Vulcan Ventures Incorporated               Series B Preferred Shares         263,113